United States
                             Securities and Exchange Commission
                                   Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)


                        John Hancock Patriot Premium Dividend Fund I
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                        41013Q-10-1
                                       (CUSIP Number)



                                   The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                      June 23, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:        [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JULY 7, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             4,292,200
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        4,292,200
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,292,200

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.5%

14.      TYPE OF REPORTING PERSON
           [HC]

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JULY 7, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Premium Dividend Fund I (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 15,061,235 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 28.5% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 4,292,200 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 28.5% of the outstanding Shares.

                                                 Shares              Cost

   The Commerce Insurance Company             4,130,900          $37,403,700
   American Commerce Insurance Company                0                    0
   Commerce West Insurance Company              161,300            1,478,924

                Totals                        4,292,200          $38,882,624

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JULY 7, 2003


     (c) During the period from June 4, 2003 through June 23, 2003, the Reporting Person has effected the following purchases and sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to June 4, 2003 were reported on previous
Schedule 13 D filings

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A  Item 5(c) Information



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 7, 2003                           THE COMMERCE GROUP INC.








                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                                        ANNEX  A
                                                Item 5 (c) - Information

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I           41013Q-10-1

FROM   6/04/03 - 6/23/03

COMMERCE WEST NSURANCE COMPANY
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
06/06/03           06/11/03           3,400             $8.9691           $  30,357.51
06/17/03           06/20/03           8,900              9.1109              80,727.22
06/18/03           06/23/03          26,600              9.0959             240,875.62
06/23/03           06/26/03          23,500              9.2560           $ 216,565.82

COMMERCE WEST SALE TOTALS            62,400                               $ 568,526.16

AMERICAN COMMERCE INSURANCE CO
     SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
06/04/03           06/09/03          15,400             $8.9221           $ 136,777.91
06/04/03           06/09/03           1,700              8.9221              15,098.86
06/04/03           06/09/03          15,100              8.9221             134,113.40
06/04/03           06/09/03             200              8.9221               1,776.34
06/05/03           06/10/03           1,800              8.9399              16,019.07
06/05/03           06/10/03           1,500              8.9399              13,349.22
06/05/03           06/10/03           5,100              8.9399              45,387.35
06/05/03           06/10/03           6,300              8.9399              56,066.73
06/09/03           06/12/03           8,800              9.1617              80,267.18
06/09/03           06/12/03           2,100              9.1617              19,154.67
06/10/03           06/13/03           4,100              9.0144              36,793.31
06/10/03           06/13/03           2,200              9.0144              19,742.75
Page 5 of 6



                                                        ANNEX  A
                                      Item 5 (c) - Information (Continued)

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I           41013Q-10-1

FROM   6/04/03 - 6/23/03

AMERICAN COMMERCE INSURANCE CO (continued)
     SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
06/10/03           06/13/03           8,800              9.0144              78,971.00
06/13/03           06/18/03           1,100              9.2800              10,163.52
06/16/03           06/19/03           9,000              9.2091              82,518.02
06/16/03           06/19/03           4,700              9.1649              42,885.01
06/17/03           06/20/03           7,500              9.0493              67,566.57

AMERICAN COMMERCE SALE TOTALS        95,400                              $  856,650.92

NO PURCHASES DURING PERIOD

NET CONSOLIDATED SALE TOTAL         157,800                              $1,425,177.08